Little Sioux Corn Processors, L.L.C.
4808 F Avenue
Marcus, IA 51035

Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, D.C.  20549-7010

RE:	Little Sioux Corn Processors, L.L.C.
Form 10-K for Fiscal Year Ended September 30, 2006
Form 10-Q for Fiscal Quarter Ended December 31, 2006
File No. 0-50270

Dear Mr. Decker:

We are in receipt of your letter dated May 21, 2007, providing comments on our annual report filed on Form 10-K as filed on December 29, 2007.  We reviewed your comments and the purpose of this letter is to provide our responses to your comments.  In order to facilitate your review of our responses in the corresponding revisions to our registration statement, set forth below are each of your comments in chronological order immediately followed by our responses.

FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 2006

Financial Statements

Note 2:  Summary of Significant Accounting Policies, page F-9

Revenue Recognition, page F-9

1.                                      We note your response to the first bullet in prior comment 3.  We not that if ADM is not able to sell the ethanol it purchases or if the market trended downward due to a lack of demand, adjustments would be make to the initial price to “…whatever level the final price may be.”  We therefore do not believe the initial price set at delivery is fixed or determinable.  Refer to footnote 5 to SAB Topic 13A.1 and paragraphs 26 and 30-33 of SOP 97-2 for further guidance.  Based upon the requirement of SAB Topic 13A.1 for the seller’s price to be fixed or determinable before revenue may be recognized, it appears that you should revise your financial statements to defer the recognition of revenue until the final selling price is agreed upon.

Response:  SAB Topic 13A.1 footnote 5, and paragraphs 26 and 30-33 of SOP 97-2, provides guidance on the determination of whether a fee is fixed or determinable and collectible.

To address some of the guidance of paragraphs 26 and 30-33 of SOP 97-2, the Company’s sale of ethanol to ADM is not conditional upon any other responsibilities that the Company has, nor does a right of return or refund exist.  There are also no customer cancellation privileges, or fiscal funding clauses.

To more specifically address the whether the sales price per gallon is fixed or determinable, as noted in SAB Topic 13A.1 footnote 5, SOP 97-2 defines a “fixed fee” as a “fee required to be paid at a set amount that is not subject to refund or adjustment.” The agreement with ADM provides that an initial price per gallon of ethanol is established upon shipment.  ADM knows the final price of ethanol purchased by the end of each day, and the Company can obtain directly from ADM, the final price on a daily basis.  The Company settles the final price with ADM on a monthly basis, even though the amounts are determinable daily, as this is administratively easier.  The Company typically receives the related paperwork from ADM within 5 days of month end.  Therefore, the Company believes that all sales of ethanol during a month are recorded at a price that is both fixed and determinable and that there are no ethanol sales, during any given month, that should be considered contingent and recorded as deferred revenue.

The Commission’s comment also refers to a hypothetical scenario in which ADM is unable to sell ethanol it purchases from the Company.  In fact, ADM has already pre-sold the gallons to third parties by the time they purchase the product from the Company.  The purchases they make from the Company are to fulfill commitments on contracts they have outstanding.

2.              We note your response to the second bullet in prior comment 3.  Tell us supplementally the amounts paid to AMD for its sales and marketing services in each period presented and how you determined that such amounts are “…commensurate with what would be paid to someone else hired directly by the Company.”  In future filings, please disclose such amounts and clarify where such amounts are reflected in your statement of operations.

Response:  The Company paid ADM a marketing fee, included in Selling, General and Administrative Expenses, of approximately $532,000 and $476,000 for fiscal 2006 and 2005, respectively.  The Company, based on its knowledge of the industry, believes it would incur similar expense if it hired an internal sales department to market and sell its ethanol.  The Company will disclose the marketing fees and where they are located in the statement of operations prospectively.

Very Truly Yours,

/s/ Gary Grotjohn, CFO
Gary Grotjohn, CFO